Ted Weitzman
                                                             310.552.5057
                                                             Fax: 310.552.5001
                                                             tweitzman@kl.com






June 11, 2001




VIA EDGAR AND COURIER

Mr. John Reynolds
Special Counsel Assistant Director
Office of Small Business
450 Fifth Street, N.W.
Washington, DC  20549

     Re: Advanced Optics Electronics Inc. - Registration Statement on Form SB-2 File Number 333-51056
          Request for Withdrawal

Dear Mr. Reynolds:

Advanced Optics Electronics Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form SB-2, File Number 333-51056 (the "Registration Statement"), relating to its common stock, par value $0.001 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Registration Statement was originally filed on December 1, 2000 and Amendment No. 1 thereto was filed on April 25, 2001. The Registration Statement has not been declared effective. The Registrant is requesting withdrawal of the Registration Statement due to the Registrant's inability at this time to proceed with an offering of the securities being registered thereby. No securities were issued or sold pursuant thereto and the Registrant never printed nor distributed a preliminary prospectus. Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

If you have any questions regarding this matter, please contact the undersigned at (310) 552-5000.

Sincerely,

/S/ TED WEITZMAN

Ted Weitzman

cc:      Amanda Gordon
         Don Rinehart
         Ed Evangelida
         Al Pavot
         Leslie S. Robins
         John Cousins
         Leib Orlanski, Esq.